Exhibit (a)(9)

Xcel Energy
U.S. Bancorp Center
800 Nicollet Mall
Minneapolis, MN 55402-2023

March 26, 2002

Xcel Energy Expects to Fall Short of First Quarter Consensus and Lowers Guidance For the Year

MINNEAPOLIS, MN Xcel Energy Inc. today announced that it expects a number of factors, primarily at its 74 percent-owned subsidiary NRG Energy Inc, to adversely impact first quarter and annual earnings for 2002.

Several factors are combining to depress NRG’s income to the point where it will show a loss in the first quarter of 2002. Adverse factors include the following.

•	Unfavorable weather. Much of NRG’s operating territory around the U.S. has experienced mild weather thus far this year, which reduces energy sales.

•	A weakened economy. The economic slowdown in the US since mid-2001 has generally decreased energy demand.

•	Low power prices. The lower prices have lowered the profitability of NRG sales.

•	The impacts of FAS 133 (derivative accounting). The lower power prices are resulting in adverse mark to market adjustments in first quarter 2002, relative to 2001.

•	Higher interest expense. The increased costs relate to financing project acquisitions since first quarter of 2001 and providing added liquidity at the request of rating agencies.

As previously discussed in Xcel Energy’s annual earnings guidance, earnings from Xcel Energy’s regulated utility operations were expected to be lower in the first quarter of 2002, due to lower trading margins. Trading margins were unusually high in the first quarter of 2001 due to favorable market conditions and it was not expected that those conditions would reoccur in 2002.

In addition, warmer-than-normal weather in Xcel Energy’s utility service territory is expected to reduce earnings by approximately 3 cents per share compared to normal and 5 cents per share compared to first quarter of 2001.

The combined effect of these items on Xcel Energy’s estimated first quarter 2002 earnings per share, as compared with actual results for the first quarter of 2001, is detailed in the following table.

	2002 Q1	2001 Q1

Utility	$0.40 - $0.45	$0.56

NRG	($0.10) - ($0.05)	$0.08

Other	($0.04) - ($0.02)	($0.03)

Xcel Energy	$0.30 - $0.35	$0.61

On March 13, 2002, Xcel Energy commenced an offer to exchange Xcel Energy shares for all of the NRG shares it does not own. The exchange offer is scheduled to expire on April 10, 2002. The registration statement filed with the SEC for the NRG exchange offer included a forecast of expected Xcel Energy earnings for 2002 to be in the range of $2.40 to $2.50 per share, assuming the exchange offer and merger are completed. This forecast included 2002 net income contribution from NRG of approximately $345 million to $364 million, representing a contribution range of $0.90 to $0.95 per Xcel Energy share.

We are now revising the expected 2002 earnings contribution from NRG to a range of $0.80 to $0.90 per Xcel Energy share. This outlook reflects the following factors.

•	The adverse impacts experienced in the first quarter of 2002.

•	Further cost reductions and enhanced margins after completion of the exchange offer due to consolidation and integration of NRG’s trading, generation and corporate support functions will increase net income in 2002 by an estimated $20 million.

•	The minimal impacts of lower NRG project earnings from planned asset sales, net of lower NRG financing costs resulting from capital restructuring, consistent with carrying out the Xcel Energy business plan for NRG.

         We are now revising our 2002 guidance for Xcel Energy earnings to a range of $2.30 to $2.40 per share, based on the updated NRG outlook for the rest of the year.

         “Our 2002 regulated earnings plan had anticipated lower energy trading margins, however, it will be difficult to make up the margins NRG has lost thus far this year, “ said Jim McIntyre, Xcel Energy’s Vice President and Chief Financial Officer.

         “While we are continuing to look for ways to achieve our original annual earnings target, we felt it was appropriate to revise our guidance for our investors,” McIntyre added.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE EXCHANGE OFFER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

In connection with the proposed exchange offer for NRG shares, Xcel Energy has filed a prospectus and related materials with the SEC. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Xcel Energy with the SEC at the commission’s Web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as Xcel Energy’s related filings with the commission, also may be obtained from Xcel Energy by directing a request to Xcel Energy’s information agent for this offer, Georgeson Shareholder Communications, Inc., 111 Commerce Road, Carlstadt, N. J. 07072 or call toll-free at (866) 800-0230.

Forward-Looking Information

The statements regarding expectations or estimates of earnings and earnings per share, integration synergies and similar statements of future results identify forward-looking statements. Although Xcel Energy believes its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public stockholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.

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For more information, contact:

E J McIntyre, Vice President & Chief Financial Officer  (612) 215-4515
R J Kolkmann, Managing Director, Investor Relations  (612) 215-4559
P A Johnson, Director, Investor Relations (612) 215-4535

News media inquiries only:

Please call Xcel Energy media relations:  (612) 215-5300